

December 30, 2010

Christopher D. Cook
Senior Vice President, Treasurer
 and Chief Financial Officer
MutualFirst Financial, Inc.
110 East Charles Street
Muncie, Indiana 47305-2419

> **Re:** **MutualFirst Financial, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Forms 10-Q for the quarterly periods ended March 31, 2010,**
> **June 30, 2010 and September 30, 2010**
> **File No. 0-27905**

Dear Mr. Cook:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-Q for the quarterly period ended September 30, 2010

Financial Statements

Note 4: Investments, page 9

1. We note your other-than-temporary impairment losses on securities and disclosures relating to your investments in pooled trust preferred securities beginning on page 11. Considering the significant judgment required to determine if a security is other-than-temporarily impaired and the focus users of financial statements have placed on this area, we believe

comprehensive and detailed disclosure is required to meet the disclosure requirements in ASC 320-10-50 and Item 303 of Regulation S-K for your significant loss exposure. Therefore, for each pooled trust preferred security with at least one rating below investment grade, please enhance your tabular disclosure in future filings to also include the following as of the most recent period end: number of banks currently performing, actual deferrals and defaults as a percentage of the original collateral, expected deferrals and defaults as a percentage of the remaining performing collateral (along with disclosure about assumption on recoveries for both deferrals and defaults) and excess subordination as a percentage of the remaining performing collateral. Additionally, please clearly disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column descriptions, to allow an investor to understand why this information is relevant and meaningful. Finally, tell us and disclose in future filings how you determine the discount rate used in your calculation. Please provide us with your proposed disclosures as of September 30, 2010 related to the above items.

Note 6: Disclosures about Fair Value of Assets and Liabilities, page 15

2.  We note your fair value disclosures related to your collateral dependent impaired loans beginning on page 18. Please provide us with the disclosures related to your impaired loans required by ASC 310-10-50-15 as of September 30, 2010 and revise all future filings to include these disclosures. Please note that such disclosures are required as of each balance sheet date, including quarterly periods.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Christopher D. Cook
MutualFirst Financial, Inc.
December 30, 2010
Page 3

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Babette Cooper at 202-551-3396 or me at 202-551-3423 if you have any questions.

Sincerely,


Amit Pande
Accounting Branch Chief